Exhibit 3.7

ARTICLES OF INCORPORATION

OF

SANTEE DAIRIES, INC.

I

The name of this corporation is SANTEE DAIRIES, INC.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation’s initial agent for service of process is:

Allan P. Brennan

2716 San Fernando Road

Los Angeles, California 90065

IV

The corporation is authorized to issue two (2) classes of shares, designated respectively “Common Stock” and “Preferred Stock”. The number of shares of Common Stock authorized is thirty thousand (30,000), and the number of shares of Preferred Stock authorized is twenty thousand (20,000) shares. The Common Stock shall have voting rights. The Preferred Stock shall have no vote. Except as to the voting rights exclusively belonging to the Common Stock, the Board of Directors may determine the rights, preferences, privileges, and restrictions of the Preferred Stock.

V

Each Common Stock shareholder of the corporation shall be entitled to full preemptive or preferential rights, as such rights are defined by law, to subscribe for or purchase his proportional part of any Common Stock which may be issued at any time or from time to time by the corporation.

DATED: October 5, 1986.

/s/ ALLAN P. BRENNAN
ALLAN P. BRENNAN

I hereby declare that I am the person who executed the foregoing Articles of Incorporation, which execution is my act and deed.

/s/ ALLAN P. BRENNAN
ALLAN P. BRENNAN

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